82-3123

BOMBARDIER

05012990

PRESS RELEASE

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR QUARTER ENDED OCT. 31, 2005

Continuing operations profitable in a challenging aerospace environment

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Consolidated revenues of $3.3 billion**
- **EBT before special items of $27 million**
- **Free cash flow of $125 million, an improvement of $277 million**
- **Cash and cash equivalents of $2.5 billion**
- **Major increases of 71% in business aircraft deliveries and 43% in net orders**
- **150th *Global* aircraft enters into service**
- **New order intake totalling $2.1 billion at Bombardier Transportation**
- **Book-to-bill ratio of 1.1 at Bombardier Transportation for the first nine months**
- **Total backlog at $30.7 billion**
- **Agreement to exit from servicing of BC's manufactured housing operations**

Montréal, Nov. 30, 2005 – Bombardier today announced a profitable third quarter amidst continued challenging aerospace industry conditions. With four of its airline customers under bankruptcy protection, the Corporation nevertheless reported earnings before income taxes from continuing operations (EBT) before special items of $27 million.

"There is no doubt the financial distress facing some of our airline customers had an impact on our results," said Laurent Beaudoin, Chairman and Chief Executive Officer, Bombardier Inc. "We however continue to benefit from the diversification of our aerospace activities, as demonstrated by the significant increases in both deliveries and orders of our business aircraft, and our successful participation at NBAA this year."

"In addition, Bombardier Transportation once again performed well, with a strong level of order intake amounting to $2.1 billion. Our margin is showing the results of our contract execution and project management improvement efforts, as well as the benefits of our restructuring initiative."

dlw12/1

"Despite uncertain industry and economic conditions, one fact remains constant: that we have superior product lines in both of our businesses," Mr. Beaudoin said. "We will continue to implement proactive measures to reduce our costs and manage risk, all the while concentrating on a steady return to increased profitability."

Bombardier Aerospace

Although some regional aircraft customers filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, Bombardier Aerospace's revenues increased from $1.6 billion to $1.8 billion. Earnings before net interest and income taxes (EBIT) amounted to $28 million, a decrease compared to last year due to a lower volume of *CRJ200* aircraft deliveries and higher provisions for contingencies.

The strength of the business aircraft market continues to drive the Aerospace group's results, with a total of 48 aircraft deliveries and 57 new net orders, an impressive increase of 71% and 43% respectively over the same period last year. The recent introduction of the *Challenger 605* and the *Learjet 60 XR* aircraft during the National Business Aviation Association (NBAA) 2005 Annual Meeting & Convention is a clear illustration of Bombardier's market leadership and commitment to innovation.

While orders were low in the regional aircraft segment during the quarter, as was the case throughout the industry, the trend toward larger capacity regional aircraft nevertheless continues, as reflected by the high level of sales activity with potential *CRJ700* and *CRJ900* aircraft clients. The quarter has also seen continued, renewed interest in the *Q400* aircraft and its exceptional operating economics, with 12 net orders for a total of 21 year to date, a 91% increase over last year.

The *CSeries* project evaluation continues, as do discussions with potential customers.

Bombardier Transportation

At Bombardier Transportation, EBIT before special items totalled $39 million. The EBIT margin before special items was at 2.6%.

The total order intake for the quarter was strong, amounting to $2.1 billion. Noteworthy orders were from New Jersey Transit for 131 multi-level commuter cars and from Austrian Federal Railways (ÖBB) for 60 additional four-car *Talent* electric multiple units (EMUs). For the nine-month period, Transportation reached a book-to-bill ratio of 1.1, with new orders exceeding revenues by $303 million.

The restructuring plan is progressing as planned. Workforce reductions totalled some 5,500 positions at the end of the third quarter. The Wakefield, United Kingdom, manufacturing site ceased activities in October, two months ahead of schedule. The two remaining sites are expected to cease activities in the last quarter of the current fiscal year.

Bombardier Capital

In November, after the end of the third quarter, Bombardier announced its exit from the servicing of Bombardier Capital's off-balance sheet manufactured housing operations. The Corporation will transfer its future servicing rights and obligations to Green Tree Servicing LLC at the transaction's closing, which is expected in the first quarter of next fiscal year.

Financial highlights
(unaudited, in millions of U.S. dollars, except per share amounts)

	Three months ended Oct. 31		Nine months ended Oct. 31	
	2005	2004	**2005**	2004
Segmented revenues				
Aerospace	**$ 1,787**	$ 1,626	**$ 5,680**	$ 5,337
Transportation	**1,515**	1,929	**5,015**	5,465
Bombardier Capital (BC)	**54**	63	**168**	187
Intersegment eliminations	**(13)**	(11)	**(41)**	(38)
External revenues	**$ 3,343**	$ 3,607	**$ 10,822**	$ 10,951
Income (loss) from continuing operations before special items, interest net and income taxes				
Aerospace	**$ 28**	$ 43	**$ 145**	$ 112
Transportation	**39**	44	**126**	(28)
BC	**9**	6	**19**	9
Intersegment interest	**(10)**	(7)	**(14)**	(19)
	66	86	**276**	74
Interest expense, net	**39**	38	**135**	117
Income (loss) from continuing operations before special items and income taxes	**27**	48	**141**	(43)
Special items	**25**	43	**51**	134
Income (loss) from continuing operations before income taxes	**2**	5	**90**	(177)
Income tax expense (recovery)	**-**	(3)	**26**	(23)
Income (loss) from continuing operations	**2**	8	**64**	(154)
Income (loss) from discontinued operations – net of tax	**(11)**	2	**99**	13
Net income (loss)	**$ (9)**	$ 10	**$ 163**	$ (141)
Earnings (loss) per share				
Basic and diluted				
From continuing operations	**$ -**	$ -	**$ 0.03**	$ (0.10)
Net income (loss)	**$ (0.01)**	$ -	**$ 0.08**	$ (0.09)
Weighted average number of common shares outstanding during the period (thousands)	**1,748,429**	1,750,467	**1,749,561**	1,750,234

FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED OCT. 31, 2005

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $3.3 billion for the third quarter ended Oct. 31, 2005, compared to $3.6 billion for the same period last year. For the nine-month period ended Oct. 31, 2005, consolidated revenues reached $10.8 billion compared to $11 billion for the same period last year. The $264-million and $129-million decreases for the three- and nine-month periods reflect lower rolling stock revenues resulting mainly from decreased mainline activities and lower deliveries of *CRJ200* aircraft. These decreases were partially offset by increased deliveries of business aircraft.

EBT from continuing operations before special items for the three-month period ended Oct. 31, 2005, amounted to $27 million, compared to $48 million for the same period last fiscal year. For the nine-month period ended Oct. 31, 2005, EBT from continuing operations before special items amounted to $141 million, compared to negative $43 million for the same period last fiscal year. The three-month period decrease was mainly a result of lower EBIT in the aerospace segment. For the nine-month period ended Oct. 31, 2005, EBT increased mainly as a result of a higher margin in the transportation segment, due to significant contract adjustments recorded in the first quarter of last fiscal year. Improved EBIT in the aerospace segment for the nine-month period ended Oct. 31, 2005, also contributed to the improvement in the consolidated EBT.

Special items amounted to $25 million and $51 million for the three- and nine-month periods ended Oct. 31, 2005, respectively, compared to $43 million and $134 million for the same periods last fiscal year. The special items are related to the restructuring plan in the transportation segment.

As a result, EBT from continuing operations amounted to $2 million for the third quarter of fiscal year 2006, compared to an EBT of $5 million for the same period the previous year. For the nine-month period ended Oct. 31, 2005, EBT from continuing operations amounted to $90 million, compared to negative $177 million for the corresponding period last year.

Income from continuing operations totalled $2 million for the three-month period ended Oct. 31, 2005, compared to $8 million for the same period last fiscal year (nil per share for both periods). Loss from discontinued operations, net of tax, amounted to $11 million for the three-month period ended Oct. 31, 2005, compared to an income of $2 million for the corresponding period of last fiscal year. As a result, net loss was $9 million, or $0.01 per share, for the third quarter of fiscal year 2006, compared to a net income of $10 million, or nil per share, for the same period the previous year.

For the nine-month period ended Oct. 31, 2005, income from continuing operations totalled $64 million, or $0.03 per share, compared to a loss from continuing operations of $154 million, or $0.10 per share, for the same period the previous year. Income from discontinued operations, net of tax, amounted to $99 million for the nine-month period ended Oct. 31, 2005, compared to $13 million for the corresponding period of last fiscal year. As a result, net income totalled $163 million, or $0.08 per share, compared to a net loss of $141 million, or $0.09 per share, for the corresponding period the previous year.

Free cash flow for the three-month period ended Oct. 31, 2005, amounted to $125 million compared to a use of $152 million for the corresponding period last fiscal year. This improvement results mainly from improved free cash flow in the transportation segment. For the nine-month period ended Oct. 31, 2005, free cash flow amounted to negative $553 million compared to negative $316 million for the corresponding period last fiscal year. The negative variation in free cash flow of the aerospace segment was partially offset by improved free cash flow in the transportation segment.

As at Oct. 31, 2005, Bombardier's order backlog was $30.7 billion, compared to $31.5 billion as at Jan. 31, 2005. This reduction is mainly due to the negative impact of the weakening of the euro and the sterling pound compared to the U.S. dollar, amounting to approximately $1.1 billion, on the order backlog of the transportation segment, partially offset by a higher order intake compared to revenues recorded in the transportation segment.

Bombardier Aerospace

- **Revenues of $1.8 billion**
- **EBITDA of $130 million**
- **EBIT of $28 million**
- **Order backlog of $10.4 billion**
- **74 aircraft deliveries**

Bombardier Aerospace's segmented revenues amounted to $1.8 billion for the three-month period ended Oct. 31, 2005, compared to $1.6 billion for the same period last year. The higher revenues result mainly from increased deliveries of business and *CRJ705* aircraft, partially offset by lower deliveries of *CRJ200* and *CRJ700* aircraft.

Earnings before net interest, income taxes, depreciation and amortization (EBITDA) amounted to $130 million for the three-month period ended Oct. 31, 2005, compared to $140 million for the same period last fiscal year. This decrease results mainly from a lower volume of *CRJ200* aircraft deliveries, higher regional aircraft sales incentives costs, lower margin on spare parts and increased operating expenses mainly due to higher costs relating to the *CSeries* aircraft feasibility study, partially offset by increased volume and improved selling prices for business aircraft and increased volume of *CRJ705* aircraft deliveries.

EBIT amounted to $28 million, or 1.6% of segmented revenues, for the third quarter ended Oct. 31, 2005, compared to $43 million, or 2.6%, for the same period the previous fiscal year.

For the quarter ended Oct. 31, 2005, aircraft deliveries totalled 74, compared to 69 for the corresponding period the previous fiscal year. The 74 deliveries consisted of 48 business aircraft and 26 regional aircraft, compared to 28 and 41 for the corresponding period of the last fiscal year. The 71% increase in business aircraft deliveries mainly results from the continued strength of the business aircraft market. The 37% decrease in regional aircraft deliveries is mainly due to lower deliveries of *CRJ200* aircraft, consistent with current market analysis, which indicates a reduction in the demand for 50-seat regional jets.

Bombardier received 57 net orders for business aircraft during the three-month period ended Oct. 31, 2005, compared to 40 net orders during the same period last fiscal year. This increase reflects the continued strength in the business aircraft market.

For the quarter ended Oct. 31, 2005, Bombardier received 15 orders for regional aircraft. Subsequently, as a result of Northwest Airlines' filing for reorganization under Chapter 11, 13 *CRJ200* aircraft were removed voluntarily from backlog. In addition, six GoJet *CRJ700* were reassigned to General Electric Capital Aviation Services (GECAS), resulting in total net orders of negative four for the quarter, compared to 50 net orders for the same period last fiscal year. This decrease reflects the continuing difficult environment for regional aircraft.

As at Oct. 31, 2005, the aerospace order backlog was steady at $10.2 billion, the same level as at Jan. 31, 2005.

Bombardier Transportation

- **Revenues of $1.5 billion**
- **EBITDA before special items of $68 million ($43 million after special items)**
- **EBIT before special items of $39 million ($14 million after special items)**
- **New order intake totalling $2.1 billion**
- **Order backlog of $20.6 billion**
- **Successful ongoing execution of the restructuring initiative**

Bombardier Transportation's segmented revenues amounted to $1.5 billion for the three-month period ended Oct. 31, 2005, compared to $1.9 billion for the same period last fiscal year. This decrease is mainly attributable to decreased mainline revenues in the U.K. and Germany due to a lower level of activity in those markets.

EBITDA before special items amounted to $68 million for the three-month period ended Oct. 31, 2005, compared to $79 million for the same period last fiscal year. This decrease mainly results from reduced revenues, partially offset by lower operating expenses, mainly due to the restructuring plan and other cost-reduction initiatives.

EBIT before special items totalled $39 million, or 2.6% of segmented revenues for the third quarter ended Oct. 31, 2005, compared to $44 million, or 2.3%, for the same quarter the previous fiscal year.

Special items arising from the restructuring plan amounted to $25 million for the three-month period ended Oct. 31, 2005, compared to $43 million for the same period last fiscal year.

As a result, EBIT amounted to $14 million, or 0.9% of segmented revenues, for the third quarter ended Oct. 31, 2005, compared to $1 million, or 0.1%, for the same quarter the previous fiscal year.

New order intake during the three-month period ended Oct. 31, 2005, totalled $2.1 billion, an increase of $1.2 billion compared to the same period last fiscal year. Major orders were for 194 EMUs commuter railcars from the Metropolitan Transportation Authority/Metro-North Railroad (MTA/MNR) and the Metropolitan Transportation Authority/Long Island Rail Road (MTA/LIRR), valued at $425 million; 240 *Talent* EMUs from Austrian Federal Railways (ÖBB), valued at $223 million; and for 131 multi-level vehicles from New Jersey Transit valued at $206 million.

Bombardier Transportation's backlog totalled $20.5 billion as at Oct. 31, 2005, compared to $21.3 billion as at Jan. 31, 2005. This decrease reflects the negative impact of the weakening of the euro and the sterling pound compared to the U.S. dollar, representing approximately $1.1 billion. This currency impact was partially offset by a higher order intake compared to revenues recorded.

Bombardier Capital

- **Revenues of $54 million and EBT of $9 million**
- **Agreement to exit from off-balance sheet manufactured housing operations**
- **22% reduction of wind-down portfolios since the beginning of the current fiscal year**

In November 2005, the Corporation entered into an agreement to assign the servicing rights and obligations of BC's off-balance sheet manufactured housing operations to Green Tree Servicing LCC, resulting in an after-tax charge of $10 million recorded in the third quarter.

For the third quarter of fiscal year 2006, BC's segmented revenues amounted to $54 million, compared to $63 million for the same quarter the previous fiscal year. EBT from continuing operations amounted to $9 million for the quarter ended Oct. 31, 2005, compared to $6 million for the same period the previous fiscal year.

The wind-down portfolios were reduced by $78 million, or 22%, since the beginning of the current fiscal year. The reduction in these portfolios mainly reflects the continued reduction in the business aircraft portfolio.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Senior Vice President, Public Affairs
+1 514 861-9481

www.bombardier.com

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS
This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES
This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings (loss) before net interest of the manufacturing segments, income taxes and depreciation and amortization (EBITDA) before special items; earnings (loss) before net interest of the manufacturing segments and income taxes (EBIT) before special items; and earnings (loss) before income taxes (EBT), before special items. It is also based on earnings (loss) per share from continuing operations before special items and free cash flow. These measures are directly derived from the Consolidated Financial Statements but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.